UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 29, 2012
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 29, 2012

By:
/s/ Tobias Guldimann
Tobias Guldimann
Chief Risk Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Basel II
Pillar 3 – disclosures
6M12

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

List of abbreviations
1. Introduction
2. Capital
3. Risk exposure and assessment
4. Credit risk
5. Securitization risk in the banking book
6. Market risk
7. Operational risk
8. Equity securities in the banking book
9. Interest rate risk in the banking book

List of abbreviations

A

ABS	Asset-backed securities

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

C

CCF	Credit Conversion Factor

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CLO	Collateralized Loan Obligation

CMBS	Commercial mortgage-backed securities

CRM	Credit Risk Management

D

DLE	Derivative Loan Equivalent

E

EAD	Exposure at Default

F

FINMA	Swiss Financial Market Supervisory Authority FINMA

I

IAA	Internal Assessment Approach

IMA	Internal Models Approach

IRB	Internal Ratings-Based Approach

IRC	Incremental Risk Capital Charge

L

LGD	Loss Given Default

M

MDB	Multilateral Development Banks

N

NTD	Nth-to-default

O

OTC	Over-the-counter

P

PD	Probability of Default

R

RAR	Risk Analytics & Reporting

RBA	Ratings-Based Approach

RMBS	Residential mortgage-backed securities

RPSC	Risk Processes and Standards Committee

S

SA	Standardized Approach

SFA	Supervisory Formula Approach

SMM	Standardized Measurement Method

SPE	Special purpose entity

SRW	Supervisory Risk Weights Approach

U

US GAAP	Accounting principles generally accepted in the US

V

VaR	Value-at-Risk

1. Introduction
The purpose of this Pillar 3 report is to provide updated information as of June 30, 2012 on our implementation of the Basel II framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2011 and the Credit Suisse 2Q12 Financial Report, which include important information on regulatory capital and risk management (specific references have been made herein to these documents). Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision (BCBS), known as Basel II, as implemented by the Swiss Financial Market Supervisory Authority (FINMA).

In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 110 to 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information regarding the way we manage risk.

> Refer to “Economic capital and position risk” (pages 114 to 117) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on economic capital, our Group-wide risk management tool.

Certain reclassifications have been made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with FINMA requirements.
This report was verified and approved internally in line with our Basel II Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2011.

Scope of application
The highest consolidated entity in the Group to which Basel II applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 27 to 36) in I – Information on the company and to “Treasury management” (pages 105 to 107) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information on regulation.

Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). These investments, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital. FINMA has advised the Group that it may continue to include equity from special purpose entities that are deconsolidated under US GAAP as tier 1 capital. We have also received an exemption from FINMA not to consolidate private equity fund type vehicles.

> Refer to “Note 38 – Significant subsidiaries and equity method investments” (pages 341 to 343) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a list of significant subsidiaries and associated entities of Credit Suisse.

Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.

> Refer to “Treasury management” (pages 90 to 109) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for information on our liquidity, funding and capital management and dividends and dividend policy.

Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 6M12.
Remuneration
The BCBS requires the national implementation of Pillar 3 disclosure requirements for remuneration no later than January 1, 2012. We implemented these disclosure requirements as of December 31, 2011.
> Refer to “Compensation” (pages 173 to 208) in IV – Corporate Governance and Compensation in the Credit Suisse Annual Report 2011 for further information on remuneration.
2. Capital
> Refer to “Treasury management” (pages 95 to 104) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 and “Treasury management” (pages 44 to 49) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 2Q12 Financial Report for information on our capital structure, eligible capital and shareholders’ equity and capital adequacy.

> Refer to https://www.credit-suisse.com/investors/en/sub_ financials.jsp for further information on capital ratios of certain significant subsidiaries.
Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios and, according to the Swiss Capital Adequacy Ordinance, the FINMA capital requirement covering ratio. In January 2011, as required by FINMA, we implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes. The BCBS required the implementation of Basel II.5 for BIS purposes no later than December 31, 2011. The main differences between the BIS and FINMA calculations are the multipliers used for certain risk classes and additional FINMA requirements for market risk. The main impact of the multipliers is related to credit non-counterparty-related risks, for which FINMA uses a multiplier of 3.0 whereas BIS uses a multiplier of 1.0. The additional FINMA requirements for market risk are requirements for stress-test-based risk-weighted assets for hedge funds.

BIS ratios compare eligible tier 1 capital and total capital with BIS risk-weighted assets whereas the FINMA capital requirement covering ratio compares total capital with FINMA required capital.
Description of regulatory approaches
The Basel II framework provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the Advanced Model Approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity. Basel II and Basel II.5 focuses on credit risk, market risk, operational risk, securitization risk in the banking book and equity and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.

Credit risk
Basel II permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).

The majority of our credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking divisions. The remaining credit risk is with retail counterparties and mostly arises in the Private Banking division from residential mortgage loans and other secured lending, including loans collateralized by securities.

Advanced internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the advanced internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the gross exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Market risk
For calculating the capital requirements for market risk, the internal models approach (IMA), the standardized measurement method (SMM) and the standardized approach (SA) are used.
Internal models approach
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

The market risk IMA framework has been extended to include an incremental risk capital charge (IRC) and stressed VaR, to meet the Basel II.5 market risk framework. The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modelling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reducing the pro-cyclicality of the minimum capital requirements for market risk.

The IRC model is required to measure the aggregate risk from the exposure to default and migration risk from positions in our trading book. The positions that contribute to IRC are bond positions where we are exposed to profit or loss on default or rating migration of the bond issuer, credit defaults swaps (CDS) positions were we are exposed to credit events affecting the reference entity, and, to a lesser extent, derivatives that reference bonds and CDSs such as bond options and CDS swaptions. Equity positions are typically not included in IRC, but some exceptions exist, such as convertible instruments. Positions excluded from IRC include securitization position and credit correlation products (such as synthetic CDOs, and nth-to-default (NTD) trades).

The IRC model assesses risk at 99.9% confidence over a one year time horizon assuming that positions are sold and replaced one or more times. At the same time upon replacement, the model considers credit quality of the old position and assesses the effect of declining or upgrading of credit quality which may lead to changes in the overall assessment of IRC.

The level of capital assigned by the IRC model to a position in the trading book depends on its liquidity horizon which represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. The absolute liquidity horizons are imposed by Basel II guidelines. In general, positions with shorter assigned liquidity horizons will contribute less to overall IRC.

The IRC model and liquidity horizon methodology have been validated in accordance with the firms validation umbrella policy and IRC sub-policy, with focus on the modelling framework, use of data, benchmarking and documentation.

Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and the standardized approach for NTD trades.

Standardized approach
We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
Operational risk
We have received approval from FINMA to use the advanced measurement approach (AMA) for measuring operational risk. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate.

Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches: the RBA and the SFA, applied in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.

Other risks
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (qualifying private equity, listed equity and all other equity positions).

Regulatory fixed risk weights are applied to settlement and non-counterparty-related exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

For other items, we received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight approach to immaterial portfolios.

Risk-weighted assets (Basel II.5)

	6M12			2011

end of	Ad- vanced	Stan- dardized	Total	Ad- vanced	Stan- dardized	Total

Risk-weighted assets (CHF million)

Sovereigns	4,413	74	4,487	4,907	61	4,968

Other institutions	1,424	115	1,539	1,509	114	1,623

Banks	15,122	320	15,442	19,717	347	20,064

Corporates	76,811	157	76,968	82,108	155	82,263

Residential mortgage	10,313	–	10,313	11,193	–	11,193

Qualifying revolving retail	291	–	291	289	–	289

Other retail	9,609	8	9,617	9,307	8	9,315

Other exposures	–	8,298	8,298	–	8,054	8,054

Credit risk [1]	117,983	8,972	126,955	129,030	8,739	137,769

Market risk	34,994	369	35,363	39,459	1,150	40,609

Operational risk	43,775	–	43,775	36,088	–	36,088

Equity type securities in the banking book	12,077	–	12,077	11,673	–	11,673

Securitization risk in the banking book	6,518	57	6,575	5,752	62	5,814

Settlement risk	–	263	263	–	397	397

Non-counterparty-related risk	–	7,334	7,334	–	7,819	7,819

Other items	–	1,363	1,363	–	1,584	1,584

Total risk-weighted assets	215,347	18,358	233,705	222,002	19,751	241,753

Other multipliers [2]	731	15,685	16,416	713	16,676	17,389

VaR hedge fund add-on 3	1,039	–	1,039	1,424	–	1,424

Total FINMA risk-weighted assets	217,117	34,043	251,160	224,139	36,427	260,566

1 For a description of the asset classes refer to section 4 - Credit risk. 2 Primarily related to credit non-counterparty-related risk. 3 The VaR hedge fund capital add-on is stress-test-based and was introduced by the FINMA in 2008 for hedge fund exposures in the trading book. This capital add-on is required for the FINMA calculation in addition to the VaR-based market risk capital charge already included in BIS capital. For further information, refer to section 6 – Market risk.

BIS and FINMA statistics (Basel II.5)

	Group		Bank

end of	6M12	2011	6M12	2011	[1]

BIS statistics

Core tier 1 capital (CHF million)	29,116	25,956	26,211	24,210

Tier 1 capital (CHF million)	38,512	36,844	35,607	35,098

Total eligible capital (CHF million)	47,230	48,654	45,669	48,390

Core tier 1 ratio (%)	12.5	10.7	11.7	10.4

Tier 1 ratio (%)	16.5	15.2	15.9	15.1

Total capital ratio (%)	20.2	20.1	20.4	20.8

FINMA statistics

FINMA required capital (CHF million) [2]	20,093	20,845	19,249	20,039

Capital requirement covering ratio (%)	235.1	233.4	237.3	241.5

1 Restated to reflect the integration of Clariden Leu. 2 Calculated as 8% of total risk-weighted assets.

3. Risk exposure and assessment
The Group is exposed to several key banking risks such as credit risk (refer to section 4 – Credit risk), securitization risk in the banking book (refer to section 5 – Securitization risk in the banking book), market risk (refer to section 6 – Market risk), operational risk (refer to section 7 – Operational risk), equity risk in the banking book (refer to section 8 – Equity securities in the banking book) and interest rate risk in the banking book (refer to section 9 – Interest rate risk in the banking book.

> Refer to “Risk management” (pages 110 to 114) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for information on risk management oversight including risk governance, risk organization, risk types and risk appetite and risk limits.

4. Credit risk
General
> Refer to “Credit risk” (pages 123 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.

For regulatory purposes, we categorize our exposures into broad classes of assets with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by Basel II regulatory rules. The credit asset classes under Basel II are set forth below and are grouped as either institutional or retail.

Institutional credit risk
– Sovereigns: exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).
– Other institutions: exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.
– Banks: exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.
– Corporates: exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing real estate or commodities finance).

Retail credit risk
– Residential mortgages: includes exposures secured by residential real estate collateral occupied or let by the borrower.
– Qualifying revolving retail: includes credit card receivables and overdrafts.
– Other retail: includes loans collateralized by securities and small business exposures.
Other credit risk
– Other exposures: includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.
Gross credit exposures by regulatory approach and risk-weighted assets

	A-IRB				Stan- dardized	Total	Risk- weighted assets

	PD/LGD			SRW

end of	Pre- substitution	[1]	Post- substitution

6M12 (CHF million)

Sovereigns	101,829		101,331	–	7,893	109,224	4,487

Other institutions	4,456		4,374	1	542	4,917	1,539

Banks	49,452		52,598	16	1,050	53,664	15,442

Corporates	177,023		174,457	1,305	660	176,422	76,968

Total institutional credit exposures	332,760		332,760	1,322	10,145	344,227	98,436

Residential mortgage	94,761		94,761	–	–	94,761	10,313

Qualifying revolving retail	175		175	–	–	175	291

Other retail	54,978		54,978	–	9	54,987	9,617

Total retail credit exposures	149,914		149,914	–	9	149,923	20,221

Other exposures	–		–	–	13,885	13,885	8,298

Total gross credit exposures	482,674		482,674	1,322	24,039	508,035	126,955

2011 (CHF million)

Sovereigns	115,834		113,659	–	7,783	121,442	4,968

Other institutions	5,554		5,567	–	538	6,105	1,623

Banks	59,349		65,090	17	1,219	66,326	20,064

Corporates	187,801		184,222	1,401	650	186,273	82,263

Total institutional credit exposures	368,538		368,538	1,418	10,190	380,146	108,918

Residential mortgage	92,820		92,820	–	–	92,820	11,193

Qualifying revolving retail	174		174	–	–	174	289

Other retail	53,993		53,993	–	8	54,001	9,315

Total retail credit exposures	146,987		146,987	–	8	146,995	20,797

Other exposures	–		–	–	15,515	15,515	8,054

Total gross credit exposures	515,525		515,525	1,418	25,713	542,656	137,769

1 Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

Gross credit exposures and risk-weighted assets

	6M12			2011

	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets

Gross credit exposures (CHF million)

Loans, deposits with banks and other assets [1]	361,308	353,066	77,512	370,027	321,075	77,948

Guarantees and commitments	62,637	61,701	22,198	59,990	66,652	23,465

Securities financing transactions	24,873	29,930	3,007	30,664	32,179	3,716

Derivatives	59,217	71,079	24,238	81,975	86,624	32,640

Total	508,035	515,776	126,955	542,656	506,530	137,769

1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Geographic distribution of gross credit exposures

end of	Switzerland	EMEA	Americas	Asia Pacific	Total

6M12 (CHF million)

Loans, deposits with banks and other assets [1]	164,183	108,625	64,104	24,396	361,308

Guarantees and commitments	14,352	18,871	27,538	1,876	62,637

Securities financing transactions	2,749	7,477	13,558	1,089	24,873

Derivatives	6,488	28,734	18,513	5,482	59,217

Total	187,772	163,707	123,713	32,843	508,035

2011 (CHF million)

Loans, deposits with banks and other assets [1]	168,961	103,947	73,285	23,834	370,027

Guarantees and commitments	13,319	17,962	27,030	1,679	59,990

Securities financing transactions	3,553	8,747	17,491	873	30,664

Derivatives	7,928	43,543	22,516	7,988	81,975

Total	193,761	174,199	140,322	34,374	542,656

The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Industry distribution of gross credit exposures

end of	Financial institutions	Commercial	Consumer	Public authorities	Total

6M12 (CHF million)

Loans, deposits with banks and other assets [1]	18,417	127,022	112,313	103,556	361,308

Guarantees and commitments	3,889	53,033	3,997	1,718	62,637

Securities financing transactions	6,697	14,444	21	3,711	24,873

Derivatives	21,040	28,287	1,528	8,362	59,217

Total	50,043	222,786	117,859	117,347	508,035

2011 (CHF million)

Loans, deposits with banks and other assets [1]	16,659	131,130	109,522	112,716	370,027

Guarantees and commitments	3,292	51,141	3,582	1,975	59,990

Securities financing transactions	9,429	17,923	32	3,280	30,664

Derivatives	31,239	37,794	1,770	11,172	81,975

Total	60,619	237,988	114,906	129,143	542,656

Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures

end of	within 1 year	[1]	within 1-5 years	Thereafter	Total

6M12 (CHF million)

Loans, deposits with banks and other assets [2]	219,243		102,146	39,919	361,308

Guarantees and commitments	23,726		35,845	3,066	62,637

Securities financing transactions	24,835		27	11	24,873

Derivatives	22,810		33,674	2,733	59,217

Total	290,614		171,692	45,729	508,035

2011 (CHF million)

Loans, deposits with banks and other assets [2]	231,016		102,323	36,688	370,027

Guarantees and commitments	21,488		35,935	2,567	59,990

Securities financing transactions	30,598		57	9	30,664

Derivatives	29,837		49,475	2,663	81,975

Total	312,939		187,790	41,927	542,656

1 Includes positions without agreed residual contractual maturity. 2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Portfolios subject to PD/LGD approach
Rating models
Rating models are based on statistical data and are subject to a thorough review before implementation. Credit rating models are developed by Risk Analytics & Reporting (RAR) or Credit Risk Management (CRM) and independently validated by Risk Model Validation prior to use within the Basel II regulatory capital calculation, and thereafter on a regular basis. To ensure that ratings are consistent and comparable across all businesses, we have used an internal rating scale which is benchmarked to an external rating agency using the historical PD associated with external ratings.

At the time of initial credit approval and review, relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty are used by CRM in the models and result in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.

New or materially changed rating models are submitted for approval to the Risk Processes and Standards Committee (RPSC) prior to implementation. RPSC reviews the continued use of existing models on an annual basis.

CRM is an independent function with responsibility for approving credit ratings and limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios. RAR is an independent function with responsibility for risk analytics, reporting, systems implementation and policies. CRM and RAR report to the Chief Risk Officer.

Descriptions of the rating processes
For the purposes of internal ratings, we have developed a set of credit rating models tailored for different internal client segments in both Investment Banking and Private Banking (e.g., international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages, etc.) and transaction types.

Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the Investment Banking division)
Internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Credit officers make use of peer analysis, industry comparisons, external ratings and research and the judgment of credit experts.

For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).

Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the Private Banking division)
For corporates managed on the Swiss platform and mortgage lending, the statistically derived rating models, which are based internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). Collateral loans, which form the largest part of “other retail”, are treated according to Basel II rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.

As a rule, the allocation of exposures to institutional or retail as outlined in the following tables is based on the rating models segment split, but also takes into account further explicit regulatory rules.

Relationship between PD bands and counterparty ratings

	PD bands (%)		[1]

	6M12	2011

Counterparty ratings

AAA	0.000-0.022	0.000-0.022

AA	0.022-0.044	0.022-0.044

A	0.044-0.097	0.044-0.097

BBB	0.097-0.487	0.097-0.487

BB	0.487-2.478	0.487-2.478

B or lower	2.478-99.999	2.478-99.999

Default (net of specific provisions)	–	–

1 PD bands are subject to slight changes over time as a result of routine recalibrations of PD parameters, which are generally updated on an annual basis.

Institutional credit exposures by counterparty rating under PD/LGD approach

end of 6M12	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	67,750	8.73	1.34		4

AA	25,373	4.01	0.66		15

A	4,360	52.22	33.76		–

BBB	2,705	55.12	34.32		–

BB	807	19.47	40.55		–

B or lower	33	44.66	167.22		–

Default (net of specific provisions)	303	–	–		–

Total credit exposure	101,331	–	–		19

Exposure-weighted average CCF (%) [2]	99.90	–	–		–

Other institutions

AAA	–	–	–		–

AA	2,485	49.81	16.62		247

A	894	50.89	30.80		141

BBB	739	49.21	36.05		268

BB	174	51.48	150.41		10

B or lower	82	42.80	153.32		41

Default (net of specific provisions)	–	–	–		–

Total credit exposure	4,374	–	–		707

Exposure-weighted average CCF (%) [2]	75.66	–	–		–

Banks

AAA	–	–	–		–

AA	14,429	53.94	14.17		37

A	25,130	53.30	19.94		151

BBB	8,208	40.49	35.33		49

BB	3,483	49.69	89.84		28

B or lower	1,133	25.36	85.06		7

Default (net of specific provisions)	215	–	–		–

Total credit exposure	52,598	–	–		272

Exposure-weighted average CCF (%) [2]	95.00	–	–		–

Corporates

AAA	–	–	–		–

AA	29,740	42.60	13.42		9,874

A	39,339	40.88	16.52		12,157

BBB	47,251	37.27	34.98		10,470

BB	44,204	35.78	67.98		6,603

B or lower	12,099	30.45	110.62		3,178

Default (net of specific provisions)	1,824	–	–		62

Total credit exposure	174,457	–	–		42,344

Exposure-weighted average CCF (%) [2]	76.90	–	–		–

Total institutional credit exposure	332,760	–	–		43,342

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)

end of 2011	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	65,664	9.35	1.71		4

AA	40,624	5.63	1.04		–

A	3,752	51.55	34.76		15

BBB	2,542	56.16	32.13		–

BB	829	20.64	44.11		–

B or lower	247	46.08	241.96		–

Default (net of specific provisions)	1	–	–		–

Total credit exposure	113,659	–	–		19

Exposure-weighted average CCF (%) [2]	99.81	–	–		–

Other institutions

AAA	–	–	–		–

AA	3,541	51.00	16.85		189

A	986	53.36	33.54		164

BBB	867	45.44	34.61		241

BB	88	34.64	70.37		8

B or lower	85	43.75	158.28		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	5,567	–	–		602

Exposure-weighted average CCF (%) [2]	81.01	–	–		–

Banks

AAA	–	–	–		1

AA	18,224	53.79	15.19		26

A	32,133	54.14	21.26		134

BBB	9,256	44.92	39.42		7

BB	3,933	52.21	97.02		39

B or lower	1,281	27.65	99.10		11

Default (net of specific provisions)	263	–	–		–

Total credit exposure	65,090	–	–		218

Exposure-weighted average CCF (%) [2]	95.58	–	–		–

Corporates

AAA	–	–	–		–

AA	39,909	42.50	12.22		9,206

A	41,577	47.58	19.81		12,385

BBB	45,307	41.95	39.35		9,845

BB	43,593	37.41	69.84		5,576

B or lower	11,740	34.05	116.56		3,199

Default (net of specific provisions)	2,096	–	–		10

Total credit exposure	184,222	–	–		40,221

Exposure-weighted average CCF (%) [2]	78.67	–	–		–

Total institutional credit exposure	368,538	–	–		41,060

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach

end of 6M12	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	86,156	16.61	7.50		1,307

0.15%-0.30%	5,288	26.79	27.52		208

0.30%-1.00%	2,878	29.65	47.91		152

1.00% and above	193	28.63	96.44		1

Defaulted (net of specific provisions)	246	–	–		0

Total credit exposure	94,761	–	–		1,668

Exposure-weighted average CCF (%) [2]	97.15	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	174	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	175	–	–		–

Exposure-weighted average CCF (%) [2]	99.77	–	–		–

Other retail

0.00%-0.15%	48,488	49.37	14.38		613

0.15%-0.30%	1,009	49.83	31.06		100

0.30%-1.00%	2,850	42.83	34.45		169

1.00% and above	2,340	21.26	32.08		17

Defaulted (net of specific provisions)	291	–	–		2

Total credit exposure	54,978	–	–		901

Exposure-weighted average CCF (%) [2]	95.05	–	–		–

Total retail credit exposure	149,914	–	–		2,569

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)

end of 2011	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	82,228	16.56	7.94		1,155

0.15%-0.30%	6,122	24.89	26.66		206

0.30%-1.00%	3,913	28.96	47.58		235

1.00% and above	287	28.85	94.05		1

Defaulted (net of specific provisions)	270	–	–		3

Total credit exposure	92,820	–	–		1,600

Exposure-weighted average CCF (%) [2]	97.34	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	173	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	174	–	–		–

Exposure-weighted average CCF (%) [2]	99.84	–	–		–

Other retail

0.00%-0.15%	47,765	47.66	14.35		467

0.15%-0.30%	1,095	50.29	31.33		99

0.30%-1.00%	2,589	43.14	33.53		145

1.00% and above	2,353	21.62	32.55		29

Defaulted (net of specific provisions)	191	–	–		3

Total credit exposure	53,993	–	–		743

Exposure-weighted average CCF (%) [2]	95.58	–	–		–

Total retail credit exposure	146,987	–	–		2,343

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach. Balances include banking book treasury liquidity positions.

Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (qualifying private equity, listed equity and all other equity positions).

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands

end of	Standardized approach	SRW	Equity IRB Simple	Total

6M12 (CHF million)

0%	12,223	1,113	0	13,336

1%-50%	4,231	18	0	4,249

51%-100%	7,585	133	0	7,718

101%-200%	0	58	2,744	2,802

201%-400%	0	0	1,893	1,893

Total	24,039	1,322	4,637	29,998

2011 (CHF million)

0%	13,857	1,087	0	14,944

1%-50%	4,704	19	0	4,723

51%-100%	7,152	249	0	7,401

101%-200%	0	58	2,733	2,791

201%-400%	0	5	1,757	1,762

Total	25,713	1,418	4,490	31,621

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
> Refer to “Derivative instruments” (pages 132 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and to “Note 1 – Summary of significant accounting policies” (page 223) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for information on policies and procedures for on- and off-balance sheet netting.

Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
For collateralized portfolio by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.

For the Private Banking mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal directives and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.

Primary types of collateral
The primary types of collateral are described below.

Collateral securing foreign exchange transactions and over-the-counter (OTC) trading activities primarily includes:
– Cash and US Treasury instruments;
– G-10 government securities; and
– Gold or other precious metals.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of Private Banking clients (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.
Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.

Concentrations in our Private Banking lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.

> Refer to “Credit risk” (pages 123 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on risk mitigation.

Credit risk mitigation used for A-IRB and standardized approaches

end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees /credit derivatives

6M12 (CHF million)

Sovereigns	501	0	1,150

Other institutions	10	134	478

Banks	3,843	0	1,289

Corporates	6,983	27,601	19,543

Residential mortgages	3,442	72,081	20

Other retail	45,187	1,874	97

Total	59,966	101,690	22,577

2011 (CHF million)

Sovereigns	570	0	2,617

Other institutions	116	136	462

Banks	3,724	0	1,439

Corporates	9,365	26,196	22,594

Residential mortgages	3,321	70,496	25

Other retail	45,434	1,007	74

Total	62,530	97,835	27,211

Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).

Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.

> Refer to “Credit risk” (pages 123 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on counterparty credit risk, including and transaction rating, credit approval process and provisioning.

Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.

Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are agreed in line with the Group’s risk appetite framework taking into account the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).

Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk have higher risk weighting built into the exposure calculation process compared to “right-way” trades.
– Purchased credit default swaps, equity puts and other derivatives – Specific wrong-way risk exists where the counterparty and the underlying reference asset belong to the same group. In these cases, exposure is calculated assuming counterparty default and applying the recovery value of the underlying reference asset.

– Equity finance – If there is a high relatedness between the counterparty and the underlying equity, exposure is calculated as full notional (i.e., zero equity recovery).
– Reverse repurchase agreements – Specific wrong-way risk exists where the underlying issuer and the counterparty are affiliated. In these cases, collateral used as an offset in the exposure calculation process is lowered to its recovery value.

Wrong-way risk monitoring
Wrong-way risk at both the individual trade and portfolio level is regularly reported to allow corrective action to be taken by CRM in the case of heightened concern.
– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. As part of the exposure reporting process, wrong-way risk exposures are given a higher risk weighting versus non-correlated transactions.

– Counterparty exposure reporting – Transactions that contain specific wrong-way risk (e.g., repurchase agreements, equity finance) are risk-weighted as part of the daily exposure calculation process and utilize more of the credit limit.

– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capture correlated finance and foreign exchange positions for information and review by credit officers.
– Scenario analysis – In order to capture wrong-way risk at the industry level, a set of defined scenarios are run on the credit portfolio each month. The scenarios are determined by CRM and involve stressing the underlying risk drivers to determine where portfolios are sensitive to these stressed parameters.

– Scenario reporting also covers client groups, particularly hedge funds, which are exposed to particular risk sensitivities and also may have collateral concentrations due to the direction and strategy of the fund.

Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.

> Refer to “Credit ratings” (page 44) in II – Treasury, risk, balance sheet and off-balance sheet – Treasury management in the Credit Suisse 2Q12 Financial Report for further information on the effect of a one, two or three notch downgrade as of June 30, 2012.

The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.

> Refer to “Liquidity and funding management” (pages 90 to 95) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2011 for further information on liquidity and funding management.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.

As of the end of 2011, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Credit risk” (pages 132 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Note 30 – Derivatives and hedging activities” (pages 285 to 293) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 and “Note 23 – Derivatives and hedging activities” (pages 105 to 112) in III – Condensed consolidated financial statements in the Credit Suisse 2Q12 Financial Report for further information on derivative instruments.

Derivative exposure at default after netting

end of	6M12	2011

Derivative exposure at default (CHF million)

Internal models method	32,281	49,255

Current exposure method	26,936	32,720

Total derivative exposure	59,217	81,975

Collateral used for risk mitigation

end of	6M12	2011

Collateral used for risk mitigation for the internal models method (CHF million)

Financial collateral - cash / securities	43,619	44,623

Other eligible IRB collateral	774	668

Total collateral used for the internal models method	44,393	45,291

Collateral used for risk mitigation for the current exposure method (CHF million)

Financial collateral - cash / securities	3,690	5,193

Other eligible IRB collateral	125	43

Total collateral used for the current exposure method	3,815	5,236

Credit derivatives that create exposures to counterparty credit risk (notional value)

	6M12		2011

end of	Protection bought	Protection sold	Protection bought	Protection sold

Credit derivatives that create exposures to counterparty credit risk (CHF billion)

Credit default swaps	981.3	936.0	1,024.4	985.9

Total return swaps	3.8	0.0	3.8	1.0

First-to-default swaps	0.5	0.0	0.3	0.0

Other credit derivatives	17.3	13.3	15.2	12.1

Total	1,002.9	949.3	1,043.7	999.0

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans

end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans

6M12 (CHF million)

Switzerland	556	203	759	1,161	254	1,415

EMEA	42	16	58	54	62	116

Americas	42	20	62	110	68	178

Asia Pacific	42	7	49	65	0	65

Total	682	246	928	1,390	384	1,774

2011 (CHF million)

Switzerland	529	199	728	1,253	154	1,407

EMEA	54	17	71	111	4	115

Americas	39	26	65	122	13	135

Asia Pacific	28	18	46	61	0	61

Total	650	260	910	1,547	171	1,718

The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans

	6M12			6M11

in	Specific allowances	Inherent credit loss allowances	Total	Specific allowances	Inherent credit loss allowances	Total

Changes in the allowances for impaired loans (CHF million)

Balance at beginning of period	650	260	910	749	268	1,017

Net additions/(releases) charged to income statement	65	(14)	51	30	(15)	15

Gross write-offs	(87)	0	(87)	(108)	0	(108)

Recoveries	31	0	31	23	0	23

Net write-offs	(56)	0	(56)	(85)	0	(85)

Provisions for interest	12	0	12	5	0	5

Foreign currency translation impact and other adjustments, net	11	0	11	(31)	(5)	(36)

Balance at end of period	682	246	928	668	248	916

> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” (pages 91 to 99) in III – Condensed consolidated financial statements in the Credit Suisse 2Q12 Financial Report for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

5. Securitization risk in the banking book
The following disclosures, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel II IRB approach to securitization exposures. As of January 1, 2011, Basel II.5 amended and expanded the disclosure requirements on banking book securitization exposures but did not require retrospective application.

> Refer to “Note 32 – Transfers of financial assets and variable interest entities” (pages 299 to 310) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 and “Note 25 – Transfers of financial assets and variable interest entities” (pages 117 to 124) in III – Condensed consolidated financial statements in the Credit Suisse 2Q12 Financial Report for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs and the accounting policies for securitization activities.

> Refer to “Securitization risk in the banking book” in section 2 – Capital – Description of regulatory approaches for further information.
A traditional securitization is a structure where an underlying pool of assets is sold to a special purpose entity (SPE) which in return issues tranched securities that are collateralized by, and which pay a return based on the return on, the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of exposures is transferred, in whole or in part, through the use of credit derivatives or guarantees that serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.

The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.

The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.

For re-securitization risk, the Group’s risk management models take a 'look through' approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.

The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse.

In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, ABS and CDO transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group's risk appetite framework in relation to securitizations and re-securitizations. Re-securitization transactions are put through the same risk management process as securitizations but with the focus on the risk of the underlying securities. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.

There are no instances where we have applied credit risk mitigation approaches where the underlying exposures are banking book securitizations or re-securitizations.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book

	On-balance sheet		Off-balance sheet

end of	Traditional	Synthetic	Traditional	Synthetic	Total

6M12 (CHF million)

Commercial mortgages	1,897	0	0	0	1,897

Residential mortgages	115	0	0	0	115

CDO/CLO	2,297	22,288	0	0	24,585

Other ABS	1,057	2	9,634	0	10,693

Total	5,366	22,290	9,634	0	37,290

of which subject to capital requirements					36,417

of which subject to deductions					873

2011 (CHF million)

Commercial mortgages	2,348	0	0	0	2,348

Residential mortgages	124	0	794	0	918

CDO/CLO	1,409	8,335	0	0	9,744

Other ABS	1,048	1	10,928	0	11,977

Total	4,929	8,336	11,722	0	24,987

of which subject to capital requirements					24,603

of which subject to deductions					384

Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.

The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel II Securitization Framework and where the Group continues to retain at least some interests. As of the end of June 30, 2012 and December 31, 2011, the Group's economic interests in these securitizations were CHF 34.3 billion and CHF 21.0 billion, respectively.

Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book

	6M12				2011

	Traditional		Synthetic		Traditional		Synthetic

end of	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total

Commercial mortgages	0	4,355	0	4,355	0	4,632	0	4,632

Residential mortgages	0	387	0	387	0	1,178	0	1,178

CDO/CLO	0	520	26,298	26,818	0	2,075	12,001	14,076

Other ABS	9,492	1,511	0	11,003	10,580	1,105	0	11,685

Total	9,492	6,773	26,298	42,563	10,580	8,990	12,001	31,571

of which retained interests				34,349				21,029

Losses related to securitizations recognized during the period – banking book

	Traditional		Synthetic

in	Sponsor	Other role	Other role	Total

6M12 (CHF million)

Commercial mortgages	0	89	0	89

Total	0	89	0	89

6M11 (CHF million)

CDO/CLO	0	0	0	0

Total	0	0	0	0

Impaired or past due assets securitized – banking book

	6M12			2011			[1]

	Other role			Other role

end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total

CHF million

Commercial mortgages	3,806	0	3,806	3,363	0	3,363

Residential mortgages	28	0	28	28	0	28

CDO/CLO	0	1,946	1,946	0	1,558	1,558

Total	3,834	1,946	5,780	3,391	1,558	4,949

1 Updated for certain transactions not included in previous disclosures.

Securitization and re-securitization exposures by regulatory capital approach – banking book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

6M12 (CHF million)

Ratings-based approach (RBA)	4,988	598	11,190	2,637	16,178	3,235

Supervisory formula approach (SFA)	17,559	1,965	2,680	1,375	20,239	3,340

Total	22,547	2,563	13,870	4,012	36,417	6,575

2011 (CHF million)

Ratings-based approach (RBA)	6,057	717	11,477	3,035	17,534	3,752

Supervisory formula approach (SFA)	4,180	659	2,889	1,403	7,069	2,062

Total	10,237	1,376	14,366	4,438	24,603	5,814

Securitization and re-securitization exposures under RBA by rating grade – banking book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

6M12 (CHF million)

AAA	4,228	321	10,274	2,091	14,502	2,412

AA	449	39	733	85	1,182	124

A	231	77	41	25	272	102

BBB	56	45	87	137	143	182

BB	24	116	55	299	79	415

Total	4,988	598	11,190	2,637	16,178	3,235

2011 (CHF million)

AAA	4,911	405	10,915	2,182	15,826	2,587

AA	466	41	276	53	742	94

A	597	109	58	32	655	141

BBB	59	48	135	217	194	265

BB	24	114	93	551	117	665

Total	6,057	717	11,477	3,035	17,534	3,752

Securitization and re-securitization exposures under SFA by risk weight band – banking book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

6M12 (CHF million)

0%-10%	17,071	1,195	686	137	17,757	1,332

11%-50%	157	18	1,120	475	1,277	493

51%-100%	208	145	349	177	557	322

101%-650%	41	51	310	481	351	532

651%-1250%	82	556	215	105	297	661

Total	17,559	1,965	2,680	1,375	20,239	3,340

2011 (CHF million)

0%-10%	3,573	250	0	0	3,573	250

11%-50%	485	138	2,338	731	2,823	869

51%-100%	0	0	0	0	0	0

101%-650%	119	228	369	672	488	900

651%-1250%	3	43	182	0	185	43

Total	4,180	659	2,889	1,403	7,069	2,062

Deductions from eligible capital related to securitization and re-securitization exposures – banking book

	6M12			2011

end of	Credit enhancing interest only strips	Other exposures	Total	Credit enhancing interest only strips	Other exposures	Total

CHF million

CDO/CLO	0	538	538	0	99	99

Other ABS	0	335	335	0	285	285

Total	0	873	873	0	384	384

Securitization activity
The Group securitized CHF 13.0 billion of counterparty exposures (categorized as synthetic CDO/CLO) in connection with its 2011 Partner Asset Facility. In addition, the Group securitized a CHF 442 million portfolio of low rated mortgage tranches in connection with the extension of the 2008 Partner Asset Facility.

The aggregate outstanding amount of securitized revolving retail exposures is CHF 826 million of which CHF 441 million represents the originator's interest and CHF 385 million (categorized as other ABS) the investor’s interest. The associated capital charges incurred by the Group under the standardized approach are CHF 18 million and zero, respectively.

The following table represents new securitization activity during the period.
Securitization activity – banking book

	6M12		6M11

in	Amount of exposures securitized	Recognized gain/(loss) on sale	Amount of exposures securitized	Recognized gain/(loss) on sale

CHF million

Residential mortgages - traditional	0	0	375	0

CDO/CLO - traditional	264	0	0	0

CDO/CLO - synthetic	15,160	0	2,043	0

Other ABS - traditional	385	6	0	0

Total	15,809	6	2,418	0

6. Market risk
Market risk is managed under the IMA approach and under the approved securitization methodologies.
> Refer to “Market risk” (pages 117 to 123) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 and “Market risk” (pages 56 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Risk management in the Credit Suisse 2Q12 Financial Report for further information on market risk, including information on risk measurement and VaR.

> Refer to “Market risk” in section 2 – Capital – Description of regulatory approaches for further information on the incremental risk capital charge, stressed VaR and securitization risk in the trading book.

The following table shows risk-weighted assets for all market risk measures including the standardized approach.
Risk-weighted assets for market risk

end of	6M12	2011

Risk-weighted assets for market risk (CHF million)

Total internal models approach	31,198	35,271

of which incremental risk capital charge	8,253	13,391

of which stressed VaR	16,872	15,053

of which regulatory VaR	6,073	6,827

Total standardized measurement method	3,796	4,188

of which ratings-based approach	3,226	3,636

of which standardized approach	229	380

of which supervisory formula approach	341	172

Total standardized approach	369	1,150

Total risk-weighted assets for market risk	35,363	40,609

Regulatory VaR, stressed VaR and incremental risk capital charge

in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]

6M12 (CHF million)

Average	49		149		496

Minimum	37		64		284

Maximum	69		248		847

End of period	44		195		487

2011 (CHF million)

Average	54		120		798

Minimum	37		82		363

Maximum	80		175		1,254

End of period	65		174		792

Excludes trading book securitizations, in line with BIS guidance.
1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period. 2 Based on daily calculations.

Securitization risk in the trading book
The following disclosures on trading book securitization exposures were adopted prospectively as of January 1, 2011 in connection with the implementation of Basel II.5.
> Refer to “Note 25 – Transfers of financial assets and variable interest entities” (pages 117 to 124) in III – Condensed consolidated financial statements in the Credit Suisse 2Q12 Financial Report for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and gains/losses relating to RMBS and CMBS securitization activity in 6M12.

> Refer to “Market risk” in section 2 – Capital – Description of regulatory approaches for further information.
Roles in connection with trading book securitization
Within our mortgage business there are four key roles that we undertake within securitization markets: issuer, underwriter, market maker and financing counterparty and the Group is actively involved in all four activities. The Group holds one of the top trading franchises in market making in all major securitized product types and are a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio, having decided to exit the correlation trading market.

Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet clients’ investment and divestment needs by making markets in securitized products across all major collateral types, including residential mortgages, commercial mortgages, asset finance (i.e. auto loans, credit card receivables, etc.) and corporate loans. The Group focuses on opportunities to intermediate transfers of risk between sellers and buyers.

The Group is also active in new issue securitization and re-securitization. The Group’s Asset Finance team provides short-term secured warehouse financing to clients who originate credit card, auto loan and other receivables, and the Group sells asset-backed securities collateralized by these receivables to provide its clients long-term financing that matches the lives of their assets.

The Group purchases loans and bonds for the purpose of securitization and sells these assets to sponsored SPEs which in turn issue new securities. Re-securitizations of previously issued RMBS securities occur when certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

Risks assumed and retained
Key risks retained while securities or loans remain in inventory are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.

In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of limits on the size of aged positions are in place for the securitized positions we hold.

The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction risk assessment. Risk Management monitors portfolio composition by capital structure and collateral type on a daily basis with subordinate exposure and each collateral type subject to separate risk limits. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.

For re-securitization risk, the Groups risk management models take a 'look through' approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.

With respect to both the wind-down corporate correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation. The impacts of liquidity risk for securitization products is embedded within the firm’s historical simulation model through the incorporation of market data from stressed periods, and in the scenario framework through the calibration of price shocks to the same period.

Both correlation and first-to-default trades including any re-securitized transactions are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools. The complexity of the correlation portfolio’s risk lies in the level of convexity and cross risk inherent, for example, the risks to large spread moves and the risks to spread and correlation moving together. The risk limit framework is carefully designed to address the key risks for the correlation trading portfolio.

Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.

For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).

The Group has implemented a Comprehensive Risk Measure model for its corporate correlation and first-to-default trading positions which incorporates a number of risk factors including hazard rate, default, migration and recovery rates, and correlation measures.

The Group has also put in place a set of limits for the purpose of managing the Group's risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.

Re-securitized products in both the mortgage and credit businesses go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.

Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group also may use various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions with any key hedging decision are made in consultation with Risk Management and requiring approval under the Group’s new Product Approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.

In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital. There are no further instances where we have applied credit risk mitigation approaches where the underlying exposures are securitizations or re-securitizations positions.

Affiliated entities
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – trading book

	On-balance sheet				Off-balance sheet

	Traditional		Synthetic		Synthetic

end of 6M12	Long	Short	Long	Short	Long	Short

CHF million

CMBS	2,953	480	0	0	715	1,020

RMBS	6,711	97	0	0	48	202

CDO/CLO	984	0	5	11	82	1,918

Nth-to-default	0	0	0	0	73	946

Other ABS	757	0	0	0	9	0

Total	11,405	577	5	11	927	4,086

Securitization exposures purchased or retained – trading book (continued)

	On-balance sheet				Off-balance sheet

	Traditional		Synthetic		Synthetic

end of 2011	Long	Short	Long	Short	Long	Short

CHF million

CMBS	2,355	485	0	0	511	1,887

RMBS	5,873	108	0	0	104	393

CDO/CLO	803	0	44	2	97	1,263

Nth-to-default	0	0	0	0	144	785

Other ABS	884	163	0	0	9	0

Total	9,915	756	44	2	865	4,328

Outstanding exposures securitized by the Group - trading book

	Traditional				Synthetic				Total

end of 6M12	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]

CHF million

CMBS	7,953		5,916		0		0		13,869

RMBS	3,716		77,698		0		0		81,414

Total	11,669		83,614		0		0		95,283

Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1 Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized by the Group - trading book (continued)

	Traditional				Synthetic				Total

end of 2011	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]

CHF million

CMBS	6,047		4,568		0		0		10,615

RMBS	3,141		71,933		0		0		75,074

Total	9,188		76,501		0		0		85,689

Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1 Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book

	Exposures securitized		Total

end of 6M12	Traditional	Synthetic

CHF million

CMBS	47,528	988	48,516

RMBS	70,473	0	70,473

CDO/CLO	13,571	0	13,571

Other ABS	102	0	102

Total	131,674	988	132,662

of which subject to capital requirements (refer to table "Exposures under standardized measurement method - trading book")			10,877

of which subject to deductions (refer to table "Deductions from eligible capital related to securitization exposures - trading book")			1,460

Outstanding exposures securitized in which the Group has retained interests - trading book (continued)

	Exposures securitized		Total

end of 2011	Traditional	Synthetic

CHF million

CMBS	48,069	0	48,069

RMBS	89,366	0	89,366

CDO/CLO	12,263	0	12,263

Other ABS	194	0	194

Total	149,892	0	149,892

of which subject to capital requirements (refer to table "Exposures under standardized measurement method - trading book")			8,454

of which subject to deductions (refer to table "Deductions from eligible capital related to securitization exposures - trading book")			2,370

Exposures under standardized measurement method – trading book

	Securitization exposure		Re-securitization exposure		Total

end of 6M12	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

Ratings-based approach (RBA)
CMBS	3,056	1,526	195	150	3,251	1,676

RMBS	5,840	714	186	94	6,026	808

CDO/CLO	185	150	493	407	678	557

Other ABS	665	166	74	19	739	185

Total RBA	9,746	2,556	948	670	10,694	3,226

Standardized approach
Nth-to-default	73	170	0	0	73	170

RMBS	68	59	0	0	68	59

Total standardized approach	141	229	0	0	141	229

Supervisory formula approach (SFA)
CDO/CLO	42	341	0	0	42	341

Total SFA	42	341	0	0	42	341

Total	9,929	3,126	948	670	10,877	3,796

Exposures under standardized measurement method – trading book (continued)

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

Ratings-based approach (RBA)
CMBS	2,306	1,628	108	71	2,414	1,699

RMBS	4,387	670	310	178	4,697	848

CDO/CLO	181	352	232	410	413	762

Other ABS	745	323	6	4	751	327

Total RBA	7,619	2,973	656	663	8,275	3,636

Standardized approach
Nth-to-default	144	380	0	0	144	380

Total standardized approach	144	380	0	0	144	380

Supervisory formula approach (SFA)
CDO/CLO	35	172	0	0	35	172

Total SFA	35	172	0	0	35	172

Total	7,798	3,525	656	663	8,454	4,188

Securitization and re-securitization exposures under RBA by rating grade – trading book

	Securitization exposure		Re-securitization exposure		Total

end of 6M12	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

AAA	7,911	621	294	67	8,205	688

AA	350	44	272	77	622	121

A	484	98	261	204	745	302

BBB	692	483	86	144	778	627

BB	309	1,310	35	178	344	1,488

Total	9,746	2,556	948	670	10,694	3,226

Securitization and re-securitization exposures under RBA by rating grade – trading book (continued)

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

AAA	5,551	404	233	54	5,784	458

AA	396	46	152	57	548	103

A	549	114	147	89	696	203

BBB	637	468	74	149	711	617

BB	486	1,941	50	314	536	2,255

Total	7,619	2,973	656	663	8,275	3,636

Securitization exposures under SFA by risk weight band – trading book

	6M12		2011

	Securitization exposure		Securitization exposure

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-10%	4	0	8	0

11%-50%	1	0	2	0

51%-100%	0	0	1	1

101%-650%	6	20	7	27

651%-1250%	31	321	17	144

Total	42	341	35	172

Exposures under standardized approach by risk weight band – trading book

	6M12		2011

	Securitization exposure		Securitization exposure

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-100%	68	59	19	2

100%-200%	30	42	25	34

200%-300%	19	48	49	120

300%-400%	24	80	9	29

400%-500%	0	0	23	100

500%-600%	0	0	19	95

Total	141	229	144	380

Deductions from eligible capital related to securitization exposures – trading book

	6M12			2011

end of	Credit enhancing interest only strips	Other exposures	Total	Credit enhancing interest only strips	Other exposures	Total

CHF million

CMBS	0	417	417	0	451	451

RMBS	0	664	664	0	1,280	1,280

CDO/CLO	0	352	352	0	497	497

Other ABS	0	27	27	0	142	142

Total	0	1,460	1,460	0	2,370	2,370

Securitization activity – trading book

	Original amount of exposures securitized		Recognized gain/(loss) on sale

in 6M12	Traditional	Synthetic	Traditional	Synthetic

CHF million

CMBS	5,165	0	23	0

RMBS	11,761	0	(2)	0

Total	16,926	0	21	0

Other information
As of June 30, 2012 the Group intends to securitize the following positions: agency CMBS in value of USD 4.0 billion, agency RMBS in value of USD 5.4 billion and residential whole loans in value of USD 0.1 billion. There is no difference in the valuation of positions intended to be securitized.

Valuation process
The Basel II capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.

Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.

Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.

In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.

The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.

Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (pages 53 to 54) in II – Operating and financial review – Core Results, to “Fair value” (page 83) in II – Operating and financial review – Critical accounting estimates, to “Note 33 – Financial instruments” (pages 311 to 330) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 and “Note 26 – Financial instruments” (pages 125 to 149) in III – Condensed consolidated financial statements in the Credit Suisse 2Q12 Financial Report for further information on fair value.

Hedge funds
In 2008, FINMA introduced a stress-test-based capital add-on for hedge fund positions for Swiss banks using the IMA for trading book market risk. The capital add-on is based on the outcome of a series of stress tests taking into account the degree of diversification in the portfolio. These positions are also included in our VaR model, and the overall FINMA capital charge is the sum of the stress test add-on and the VaR.

Risk-weighted assets for market risk under the standardized approach

end of	6M12	2011

Risk-weighted assets for market risk under the standardized approach (CHF million)

Interest rate risk	17	471

Equity position risk	2	181

Foreign exchange risk	344	397

Precious metals risk	3	10

Commodity risk	3	91

Total	369	1,150

7. Operational risk
> Refer to “Operational risk” (page 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for information on operational risk.
8. Equity securities in the banking book
Overview
The classification of our equity securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.

Most of our equity securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type.
The numbers below present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied. The main differences are the scope of consolidation (deconsolidation of private equity investments for capital adequacy purposes as we do not have a significant economic interest) and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.

Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.

> Refer to “Market risk” (pages 117 to 123) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on risk measurement and management of our banking portfolios.

Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 222 to 224) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for information on valuation and accounting policies of investment securities and trading assets.

Equity securities in the banking book

end of / in	6M12	2011

Equity securities in the banking book (CHF million)

Balance sheet value of investments at fair value	11,137	11,484

Regulatory exposures [1]	4,637	4,490

Fair value of regulatory exposures	4,808	4,499

Realized gains/(losses) [2]	178	314

Cumulative unrealized gains/(losses) [2]	(599)	(825)

Cumulative unrealized gains/(losses) included in tier 1 capital [2]	(770)	(834)

1 Primarily privately held. 2 Gains/(losses) are reported gross of tax.

9. Interest rate risk in the banking book
Overview
We have systems and controls in place to manage interest rate risk in the banking book. Risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the primary ways in which these risks are assessed for internal risk management purposes. In addition, we confirm that the economic impacts of an adverse parallel shift in interest rates of 200 basis points and a statistical 1 year, 99% confidence adverse change in yield curves are significantly below the threshold of 20% of eligible regulatory capital used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. Given our low levels of interest rate risk in the banking book, we do not have any regulatory requirement to hold capital against this risk, nor do we expect that the regulators will apply such a requirement in the future.

Management strategy and process
The interest rate risk exposures in our non-trading portfolios arise from a number of sources, including funding maturity mismatches, money market activities, long-term debt issuance, liquidity holdings, equity investment strategy and exposures to credit spreads.

Most material non-trading interest rate risk arises from the financial intermediation activities of the Private Banking division, resulting in non-trading directional interest rate risk embedded in the balance sheet. Those risks are transferred from the originating businesses to Treasury. Treasury then manages the risk position centrally within approved limits using hedging instruments such as interest rate swaps.

While the risks associated with fixed maturity transactions are transferred to Treasury by individual back-to-back transactions, certain products such as variable rate mortgages or savings deposits cannot be transferred in this way as those products do not have direct market-linked interest rates or contractual maturities. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios and transferred to Treasury on a pooled basis. Based on the past behavior of interest rates and volume changes, this methodology assigns the position balance associated with a non-maturing banking product to several time bands. The methodology is based, where possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing product and an underlying investment portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These schedules can then be used to evaluate the product's interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior. The methodology, maximum tenor and allocation of tranches in the replicating portfolios are ratified by the RPSC.

Interest rate risk also arises from the foreign exchange and interest rate positioning strategy with respect to our equity balance. The respective allocation strategy is defined by the Capital Allocation & Risk Management Committee and implemented by Treasury.

While the majority of our non-trading interest rate risk resides with Treasury or arises in conjunction with the interest rate positioning of our equity balance, some branches, subsidiaries and businesses also take on non-trading interest rate risk, which is managed within approved limits.

Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured, monitored and limited using a range of tools, including the following key measures:
– Interest rate sensitivity (DV01): Expresses the impact of a one basis point (0.01%) parallel shift in yield curves on a portfolio's fair value. DV01 represents a transparent and intuitive (non-statistical) indicator of outright directional interest rate risk.

– Value-at-risk (VaR): Statistical indicator of the potential fair value loss, taking into account the probability of interest rate movements and observed correlations across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. VaR is based on a one-day holding period with a 98% confidence level for risk management and a ten-day holding period with a 99% confidence level for regulatory capital purposes. For risk management VaR and regulatory VaR, we disclose one-day 98% and one-day 99% VaR, respectively, where ten-day VaR is adjusted to a one-day holding period based on the specific confidence level.

– Economic capital: Similar to VaR, economic capital represents a statistical risk indicator, taking into account market risks and other sources of risk, including counterparty exposure. Economic capital is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.

– Economic value scenario analysis: Expresses the impact of a severe instantaneous change in interest rates on a portfolio's fair value. In particular, we assess compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. This analysis is performed for the Group and our major legal entities, including the Bank, on a monthly basis.

The measures listed above focus on the loss potential on a fair value basis taking into account the present value of all future cash flows associated with the current positions. Since non-trading books are not marked-to-market through earnings, the related accrual accounting impacts generally differ from the fair value impacts. In order to assess the risk profile in a manner consistent with the accounting basis, we periodically perform risk calculations of net interest income.

Risk profile
The following table shows the impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive banking book positions as of the end of 6M12 and 2011.
One-basis-point parallel increase in yield curves by currency - banking book positions

end of	CHF	USD	EUR	GBP	Other	Total

6M12 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	(2.5)	8.3	1.7	0.0	0.5	8.0

2011 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	0.4	4.8	1.1	0.1	0.2	6.6

This risk is monitored on a daily basis. The monthly analysis of the potential impact resulting from a significant change in yield curves indicates that as of the end of 6M12 and 2011, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves calibrated to a 1-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. This was true for the Group and all legal entities covered in the assessment process, including the Bank.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 – Appendix – Risk Factors.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com